                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                     Commission File No.: 1-6300

Investor Notice


         In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in this transcript, PREIT and Crown American Realty Trust intend to file a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust at, the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. In addition, these materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.

         PREIT and Crown American Realty Trust, and their respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Information about the trustees and executive officers of Crown American Realty Trust and their ownership of Crown American Realty Trust stock is set forth in the Crown American Realty Trust's Annual Report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31, 2003 and April 22, 2003, respectively. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when its becomes available.


Transcript of Pennsylvania Real Estate Investment Trust
Merger Call
Wednesday, May 14, 2003 10:00 am


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MR. EVAN SMITH

Welcome to this morning's Pennsylvania Real Estate Investment Trust and Crown American Realty Trust conference call. My name is Evan Smith, from KCSA public relations. Before we begin I would like to remind everyone of certain items. In connection with the proposed merger between PREIT and Crown American Realty Trust, PREIT and Crown American Realty Trust intend to file a registration statement on form S4 including a joint proxy statement prospectus and other materials for the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission's concerns PREIT and Crown American Realty Trust at the Securities and Exchange Commission's at http at http://www.sec.gov.

In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to the Pennsylvania Real Estate Investment Trust at; The Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania, 19102
Attn: Investor Relations. In addition, these materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty trust at Pasquerilla Plaza, Johnstown Pennsylvania, 15901, Attn. Investor Relations. PREIT and Crown American Trust and their respective trustees and executive officers and other members of their management employees may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger.

Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 annual meeting for shareholders, which was filed with the Securities and Exchange Commission on April 30th 2003. Information about the trustees and executive officers of Crown American Realty Trust and their ownership of Crown American Realty Trust stock is set forth in the Crown American Realty Trust annual report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31st 2003 and April 22nd 2003 respectively. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement prospectus when it becomes available. A registration statement relating to PREIT securities to be issued in the merger of Crown into PREIT has now been filed with the Securities and Exchange Commission.

The securities may not be sold or offers to buy be excepted prior to the time the registration statement becomes effective. The press release that you receive shall not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offers solicitation or sale would be unlawful prior to registration or qualification under securities law of any such state. In addition, this conference call contains certain forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans, and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's and Crown's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements, or results to differ materially from those expressed by forward looking statements.

In particular PREIT and Crown may not be able to consummate the merger or PREIT may not able to complete the sale of its multi family portfolio or the acquisition of Echelon Mall, Plymouth Meeting Mall, from the Rouse Company on

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previously announced terms or otherwise favorable terms to PREIT or at all. If such transactions are consummated PREIT's and Crown's actual results may differ significantly from those expressed in any forward looking statement. If PREIT is unable to consummate the sale of the multi-family portfolio, it will be unable to repay the acquisition loan obtained in connection with the acquisition of the malls from the Rouse Company, with the expected proceeds from such sale.

Certain factors that can cause PREIT and Crown not to consummate the merger or such other transactions include, without limitation, failure of the requisite number of PREIT and Crown shareholders to approve the merger, the satisfaction of closing conditions applicable to such transactions, some of which are beyond PREIT's and Crown's control and other economic business and competitive factors. In addition, PREIT and Crown's businesses are subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's and Crown's respective portfolios and changes in local market conditions, as well as general economic, financial, and political conditions including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements, or results to differ materially from those expressed by the forward-looking statements.

PREIT and Crown do not intend to and disclaim duty or obligation to update or revise any forward looking statements or industry information set forth in this press release or conference call to reflect new information future events or otherwise. With that said I would like now to turn the call over to Ronald Rubin, Chairman and Chief Executive of Pennsylvania Real Estate Investment Trust.

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MR. RONALD RUBIN

Thank you for joining us this morning. We're here to discuss the merger agreement between Pennsylvania Real Estate Investment Trust and Crown American Realty Trust. With me this morning, amongst others, is Mark Pasquerilla, Crown Chairman and CEO. Before we go into the details of this merger, I would like to remind everyone that PREIT will also be holding another conference call today at 1:00 to discuss first-quarter results, which were also announced this morning. I kindly ask that you on the phone hold all questions relating to first-quarter results until that time. The purpose of this call is to discuss the merger and its impact on both of our companies. This is a historic day for Pennsylvania Real Estate Investment Trust. A merger with Crown significantly strengthens our focus on the retail sector and positions our company as a leading shopping mall REIT.

The Crown merger, our recently announced Rouse transaction and the sale of our multifamily units have focused the Company on one property type -- value oriented retail. PREIT now has a substantial retail portfolio of 54 properties, including 40 regional malls and 14 power and strip centers totaling more than 33 million square feet. The Crown properties strategically complement our existing retail portfolio. Pennsylvania and the mid-Atlantic states are our home markets. Both portfolios are concentrated in this region and after the portfolios are combined, 82 percent of our assets will be in Pennsylvania, Maryland, Delaware, and New Jersey. We're also experts in the value oriented middle market mall. This is Crown's market as well. By the way, today's strongest retailers are also focused on the middle market. We understand these tenants, both from a traditional mall standpoint, and also from our experience in the power center market. We believe that by combining Crown's rich asset-base with our management and leasing team, we can harness the full potential of these assets. PREIT has experienced great success in repositioning challenging assets.

We intend to apply our re-development and re-leasing expertise to create value from the combined company's assets. Although size should never be the primary motivator for a merger there are many benefits that our company will enjoy in this new scale. First, the size of our new combined portfolio and its geographic concentration significantly changes the nature of our interaction with tenants. For example, in one visit you can unlock our region as a footprint for a new retail concept. Second, our increased market capitalization provides the combined entity with a new level of shareholder liquidity. With our equity market cap approaching one billion, we can now accommodate institutional equity investment in a way that was difficult for either company operating independently. Third, with our larger and more focused asset-base, we can seek operational efficiencies, which were not available to both companies operating independently.

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                                                                               3
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There are economies to be realized when operating properties in one location. It is also far easier for larger companies to afford to pay the talent, systems, technology, infrastructure required to achieve the kind of productivity we expect. Now along the benefits of scale come some new initiatives. Some of the growth will also come from taking our current expertise and applying it on a larger playing field. One of our great strengths has always been the development business. We have an experienced development group that has successfully executed both ground up projects and redevelopment of existing assets. They work well with our leasing people to bring innovative solutions to our tenants.

Our ability to perform for our tenants has helped our leasing people build strong relationships that give us the ability to execute turnaround strategies. We're excited about having our people look at the potential of the Crown assets. We can also be clear that not all of the benefits will come from our people. Crown has some very talented people who we intend to invite to join us as we go forward. Note that they will share in our belief that the new combined entity will be a far better enterprise then either of its parents. For all of the reasons that we mentioned, the Crown transaction is a key milestone in our execution of an aggressive retail growth strategy. We're excited about this opportunity and confident in our ability to deliver results for our shareholders. Now I would like to turn the call over to Mark Pasquerilla.

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MR. MARK PASQUERILLA

Thank you Ron and good morning everyone. On behalf of Crown American Realty Trust Board of Trustees and management team I'm very pleased to announce this merger transaction with Pennsylvania Real Estate Investment Trust. Crown American Realty Trust has successfully operated for over 50 years. Our focus throughout this time has been to provide attractive and affordable retail venues in suburban America communities. As many of you know over the last several years we have accomplished certain fundamental goals for the company. We solidified Crown Americans financial condition and performance. We have completed significant enhancements to the portfolio. We diversified our tenant base. At Crown American we have always successfully adapted to the ongoing evolution in retailing. With this merger transaction we continue to do so. Our transaction with Pennsylvania REIT is timely, logical, and a very positive turning point for Crown American Realty Trust.

Combining our 2 high-quality portfolios in a shared geographic market creates a number of exciting opportunities for consumers and shareholders. For consumers, the combined company will provide high-quality attractive and affordable retail venues throughout the mid Atlantic. In addition, the combined company will offer new markets, broader demographics, and greater geographic diversification. The combined company will also offer the strongest national, regional and local retailers within these communities. For shareholders, the combined company will have a greater size, increased liquidity, improved access to capital markets, combined management depth and expertise, and enhanced growth potential. Most importantly, this combined company will provide shareholders a strong and continuing focus on the core business of our collective company's regional shopping malls.

The shareholders of both our companies should benefit near and longer-term from a larger and more liquid company. Speaking on behalf of a committed management team in Board of Trustees at Crown American Realty Trust, I'm very pleased and excited about this merger transaction with Pennsylvania REIT and just one final comment as well, we will be having our own earnings conference call for the first quarter at 5 o'clock this afternoon and information on that should be available. Thank you.

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COMPANY REPRESENTATIVE

We're now prepared to take your questions.

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THE OPERATOR

(CALLER INSTRUCTIONS)

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                                                                               4
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DAVID SHULMAN, LEHMAN BROTHERS.

My first question has to do with the dramatic increase in the size of the Company. In the pro forma market capitalization on page 6 of the handout is that total market cap is going from $1.1 billion PREIT stand-alone to post pro forma of all the transactions to $2.7 billion. How confident are you that you can execute the simultaneous Rouse transaction and the Crown transaction and without skipping too much of a beat?

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MR. RONALD RUBIN

I just want to tell all the people who are on a phone that Edward Glickman, our Chief Financial Officer, is here to help answer questions, which will be within his venue and Jon Weller, who as you know is our President and Chief Operating Officer, is also here. So I'm going to let Jon respond to that question.

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MR. JONATHAN WELLER

David, first of all as you know we have completed the first 4 of the Rouse acquisitions and we are well on our way to the integration of those people who are running those assets at each of the PREIT organizations. We were ready with a full integration team that we outlined briefly in the press release to address all the integration issues, those that relate to personnel, as well as, the systems and operations of the Company and we've spent a tremendous amount of time in our organization preparing for not only the Rouse transaction but in anticipation of completing the Crown transaction. So we are highly confident that we're going to be able to execute this transaction and create the growth that we expect. We will be spending, over the period of time between now and the closing of the Crown transaction, which we expect in September, we will be spending a huge amount of time with the Crown organization and their employees at the property level as well as in the home office to create the final integration plan for the transformation of the headquarters activities at Crown and including PREIT headquarters here in Philadelphia. There will be transition period. We're well-organized and we are confident that we can get it done.

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MR. MARK PASQUERILLA

In our due diligence in this transaction we noted that PREIT, and formally the Rubin company, had done two prior acquisitions; the Strauss Greenberg acquisition and the Zell Retail acquisition. So they do have a fair amount of experience in doing a merger integration and I can assure you that with my continuing major stake in the company that I'm going to be working with the PREIT team to assure a transition that creates value for all shareholders.

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THE CALLER

My next question -- how will you account for the special purpose entity to handle disposition assets?

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MR. EDWARD GLICKMAN

Special purpose entity will be consolidated on our balance sheet and on our income statement.

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THE CALLER

Next question is when you look at the potential accretion from the transaction and you take at look at the 29 cents or so a share coming from the debt amortization of the above market debt, and then you take a look at the increase in leverage. If you do this transaction on a roughly leverage neutral basis, then you back out the amortization, it doesn't look like there is a whole lot of accretion. Is that essentially correct? That statement I just made?

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MR. EDWARD GLICKMAN

If you look at the Company on a 2004 basis and you go through and do take out the amortization there is some accretion. It's obviously not as large an amount as would be present with the amortization.

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                                                                               5
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THE CALLER

But the next question is you are now going to 65 percent leverage so a lot of the increase in FFO is coming largely from increases in leverage in the entity, which may or may not be sustainable over a long period of time.

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MR. EDWARD GLICKMAN

I was answering your question based on bringing the company back to a leverage neutral position. So if we were to take the company back to its prior leverage, if we were to take out the amortization of debt, it is still accretive, but not as accretive as it appears due to the amortization of debt and the incremental leverage, and so you are right in your characterization.

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THE CALLER

One more question. Could you talk about any integration related transaction costs, as well as, any color of range in terms of G&A statements.

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MR. EDWARD GLICKMAN

It's is our anticipation that we will achieve next year on a full year basis about $5 million of G & A synergies through the merger of the 2 companies. We do expect to have a significant level of merger integration costs as we scale the company up. We have taken the opportunity to do a sort of zero base review of all our systems and processes. We've hired, we think, some of the best integration consultants out there to come in and work with us on this. It is our expectation that we could have, during 2003, which is what is bringing the accretion down somewhat in this present calendar year, between $6 and $7 million of merger integration costs.

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THE CALLER

Great thanks.

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THE OPERATOR

Josh Bederman, J.P. Morgan.

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THE CALLER

Going back to the strategic rationale, you gave a bunch of reasons at the beginning. Do you guys see anything in terms of internal growth that you can garner from the Crown portfolio? There's a lot of occupancy there already but anything incrementally you guys think you can add?

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MR. JONATHAN WELLER

Josh, we spent a lot of time looking at all 26 of the Crown assets. We have done our leasing protection and we believe that our experience in middle market malls, when we actually get on the ground and can start talking to tenants directly about these assets, the tenant relationships that we have with some of types of retailers that Ron was referring to in his opening remarks will yield positive results as we introduce some of these tenants to the Crown portfolio. So we are confident in our ability to do that and our modeling assumes the growth that will take place in NOI over the years to come.

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MR. MARK PASQUERILLA

I think again when we looked at PREIT, what is different from the Crown team they have a very active strip center power center program. They have active relationships with power center tenants that they should be able to -- with this mass that we have attracted to the new company's portfolio's, and I think just the mass that we have, I have been very involved in leasing I think it is going to benefit the combined company and should help internal growth as well.

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                                                                               6
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THE CALLER

And then jumping back to leverage for a second, what do you guys see for pro forma floating debt. I think I calculated about 22 percent on this transaction. Where do you see the company after the transaction?

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MR. EDWARD GLICKMAN

It's our expectation to restructure some of Crown's debt after the transaction. Obviously Crown has an independent line of credit. We have an independent line of credit. There'll be some merger of those 2 lines. We are also, as you said, extracting a portfolio of assets from Crown, which will require us to refinance those particular properties. Depending upon the ultimate execution of those transactions, significantly restructure the Company's debts. So, we're not in a position right now because we have not finished commitments on those financings to give you the exact position. It is our intention to focus in this interest rate environment on fixing debt on a significant number of the properties. So I'll give you our bias -- our bias now is toward long-term fixed-rate financing wherever possible.

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THE CALLER

One thing to verify. The guidance you gave does not factor in any of the debt premium amortization from the Rouse or the Crown acquisition?

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MR. EDWARD GLICKMAN

Let me just make a statement about debt amortization. Under generally accepted accounted principles, as interpreted by KPMG, we are not allowed to include a discussion of the amortization and debt principal within the conversation regarding the companies' pro forma FFO. However, we can discuss the amortization of the premium on above market debt and we have given those pro share numbers in the press release. And I suggest that you interpret that however you see fit.

We did increase the role of that amortization premium above market debt. All I can say about it is that if we have the opportunity to refinance those properties at today's current market level, there will be no ongoing change from what is reflected in the financial statement. So I know this is a very controversial topic but we're trying to be exactly within the letter and the spirit of the rules set forth in GAAP and as interpreted by our accounting firm.

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THE CALLER

The last thing, the restructuring the $6.75 -- that $6.75 million you had in, that's to occur the fourth quarter?

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MR. EDWARD GLICKMAN

I think you might be referring not to the restructuring but to the merger integration costs?

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THE CALLER

Yes. The merger integration cost.

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MR. EDWARD GLICKMAN

The merger integration cost. This has actually been a process that we began some period of time ago when we contemplated the Rouse acquisition and we have begun to expand those amounts and will continue through the balance of the year. Some of the amounts in that number includes transitional costs as we operate briefly in two locations and other things like that and those will be incurred as those events occur.

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THE CALLER

Okay that's all thank you.

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THE OPERATOR

Liz Watson, Legg Mason.

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THE CALLER

Just a couple of questions. With the 65 percent debt, any plans to bring that down?

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MR. EDWARD GLICKMAN

You're talking about the pro forma 65 inclusive of the preferred stock? It is our ultimate intention, and obviously there are many logistical aspects to this in terms of getting to the filing of the proxy statement, etcetera, etcetera, but it is our ultimate intention to reduce the leverage of the company through additional equity issuance.

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THE CALLER

By the end of year? Do you think that would occur by the end of the year or first of next year?

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MR. EDWARD GLICKMAN

It is our goal to complete an equity offering as soon as it is feasible, given the need to conclude the transaction to do various public filings and to get through this whole process. It is our goal to complete an equity offering. It is our clear goal to reduce the leverage. We are not comfortable with this as a long-term leverage position for our company. We've always stated that we like our company to be between 50 and 60 percent levered and that goal has not changed.

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THE CALLER

Has that been considered in your estimates for 2003 and 2004?

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MR. EDWARD GLICKMAN

What we have put out, because it is what we know today, is for a projection that does not include an equity offering. My suggestion would be that knowing our leverage neutral bias, which we are stating, is that you consider that when you go through your own projections for the company.

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THE CALLER

If I understand the 8 year tax protection for Mark. Does that mean that you can't sell certain assets for 8 years?

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COMPANY REPRESENTATIVE

Yes.

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MR. BRUCE GOLDMAN

No, I'm sorry, if I can correct you. The Company can sell the assets but Mr. Pasquerilla would receive tax protection for gains associated with the sale of those assets.

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MR. JONATHAN WELLER

Obviously, if the Company were to want to sell one of those assets, it would initially attempt to do it through a tax-free exchange such as the 1031.

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THE CALLER

Otherwise there would be a payment to make him whole?

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MR. JONATHAN WELLER

That is correct. And Liz, this is what we have done, as we have done and been involved in the Rouse transaction and as we're completing the multifamily assets.

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THE CALLER

If I understand 15 of the assets of the remaining 20 are secured REMIC and that doesn't mature until 2008, so those assets cannot be sold until 2008?

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MR. EDWARD GLICKMAN

There is the right of substitution with that REMIC and we do have an opportunity to move two assets into or out of the REMIC. But you are generally correct.

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THE CALLER

And what is the interest rate on that?

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MR. EDWARD GLICKMAN

7.5.

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THE CALLER

I just want to be sure, on this mark to market, that's on the debt, that's not FAS 141?

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MR. EDWARD GLICKMAN

No, there's 2 different mark to markets. One is the revaluation of the leases against the market rent levels. The second is the revaluation of the debt against the market interest levels and what we are talking about primarily today is the revaluation of the debt.

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THE CALLER

And I'm looking at your combined pro forma, is that the $67 million?

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MR. EDWARD GLICKMAN

Yes.

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THE CALLER

Is there any revaluation related to the leases?

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MR. EDWARD GLICKMAN

It's a much more minor amount.

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THE CALLER

So it's not in your FFO number?

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MR. EDWARD GLICKMAN

It's not in the FFO number. It's a diminutive amount. We have gone through - that, by the way, is a very detailed calculation, which we have gone through the first draft of, and it will not have a significant impact.

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THE CALLER

And that includes both the Rouse transaction and on Crown.

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MR. EDWARD GLICKMAN

Yes.

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THE CALLER

So the $67 million is only on the debt adjusted and that's 29 cents on the combined shares outstanding, assuming all the crown shares convert?

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MR. EDWARD GLICKMAN

That is correct, it has 2 impacts. One is, it is shown as additional debt, so you add the premiums to the amount of your debt on your balance sheet, so you show an additional amount of leverage and then that premium is amortized over the length of the associated debt instruments.

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THE CALLER

So it should be pretty constant for 2003 and 2004? At 29 cents a share?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

Yes, but ultimately that number will change in relationship to what would be the underlying amortization of the debt that gave rise to it in the first place.

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THE CALLER

Right. I understand that. It will vary just a little bit between years. Thanks very much. Congratulations.

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MR. JONATHAN WELLER

Liz, just to clarify one thing is that the 29 cents relates to the Crown premium.

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THE CALLER

That's not the $17.8 million that is related to the Rouse?

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MR. EDWARD GLICKMAN

That's right. It's from the marginal addition of the $49 million of that amortization related to Crown.

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THE CALLER

I see, one last question. When do you expect to finish the last 2 assets on Rouse?

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MR. JONATHAN WELLER

By the end of this quarter.

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THE CALLER

I thought -- I think you had said before that it was July, so by the end of this quarter?

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MR. JONATHAN WELLER

For modeling purposes, it's at the end of this quarter.

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THE CALLER

Thanks very much.

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THE OPERATOR

Andrew Rosivach.

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

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THE CALLER

Good morning. Do you have any quotes on occupancy costs of the Crown portfolio and how it compares to PREIT's existing portfolio?

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COMPANY REPRESENTATIVE

Can you repeat the question please?

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THE CALLER

Sure. Do you have any statistics on occupancy costs for Crown's portfolio and how it compares to PREIT's existing portfolio?

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MR. MARK PASQUERILLA

Crown's tenant occupancy costs through the end of the first quarter was 10.2 percent. I'm not sure how that compares.

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MR. JONATHAN WELLER

Just give me one second. Our enclosed mall averages 9.7 percent and 10 properties as of 3/31 supplemental that we just posted on our website.

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THE CALLER

I guess what I'm trying to get at is what attracted you to the portfolio? What kind of drew to your attention. The sales proforma are lower than your existing portfolio and I guess the occupancy costs is higher, what did you see as the opportunity here?

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MR. RONALD RUBIN

We like to think of our company as one that takes assets and adds value and we probably wouldn't have been a competitor for a portfolio that was in the $400 per square foot range and had reasonably full occupancy. That would not have been a kind of asset group that we would've had an interest in. We like the Crown portfolio for a number of reasons. Number one, it has a geographic aspect that we're comfortable with. Number two, we see opportunities to use our talents by bringing in tenants that we have already brought into other mall projects of ours and create additional value with those assets. So we see the Crown portfolio as exactly the type of asset group that gives us an opportunity to use our balance best. That is the reason why we feel this merger makes a great deal of sense.

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THE CALLER

Just a couple technical questions for Ed. Ed do you know and I apologize if it's in any that you've given already. Do you know what your common non insider loan float is going to be post deal?

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MR. EDWARD GLICKMAN

I'll get back to you on that.

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THE CALLER

Last in your guidance, if I recall you got a pay fix swap that is coming due that probably could be reset reasonably accretively, do you have any assumption on that?

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MR. EDWARD GLICKMAN

Yes, we have looked at whether to blend and expand or do full swap, etcetera. Our -- the reason we have not executed on that is to ultimately get through the restructuring of the total balance sheet, see what kind of floating-rate exposure we're going to have and we wanted the ability to have a holder for

================================================================================
whatever equity proceeds we would raise in an offering. We didn't want to be in a position of what we would have gotten if we were going on our own, which is to add a fair amount of swaps to our position right now. Then we would save breakage if we had to pocket the proceeds from any offerings - the proceeds from an equity offering. So we did not execute on a forward sliding swap or an extended blend strategy. And once we are in a position to restructure the balance sheet, we'll have accounts floating-rate, as far as we have, we'll go forward on a swap. If we just take the swap and look at it on its own and December 15th we go from a 6 percent LIBOR, whatever we do so it's going to be south of that, so that should be a nice benefit to earnings next year.

--------------------------------------------------------------------------------

THE CALLER

And you already have some of that benefit baked in?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

It's not baked in -- the swap stays outstanding for the balance of the year.

--------------------------------------------------------------------------------

THE CALLER

Ed? Pro forma guidance number, just wondering if that's baked into the '04 number.

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

One second. Yes, we show the end of the swap and going to a LIBOR floating position on that $75 million next year.

--------------------------------------------------------------------------------

THE CALLER

Terrific thanks guys.

--------------------------------------------------------------------------------

THE OPERATOR

John Roberts, Stifel Nicholaus.

--------------------------------------------------------------------------------

THE CALLER

What portion of the 64 cents in accretion that you guys are expecting is coming from the Crown purchase versus what is coming from the Rouse purchase in the apartment sales?

--------------------------------------------------------------------------------

MR. JONATHAN WELLER

All of the 64 cents is coming from the Crown purchase. Our base case that we outlined in the release assumes the completion of the Rouse acquisitions and the sales of multifamily portfolios.

--------------------------------------------------------------------------------

THE CALLER

All of that accretion is coming from Crown?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

Correct.

--------------------------------------------------------------------------------

THE CALLER

Did Crown negotiate with any other potential buyers on this or was Penn REIT the sole party that was negotiated with?

--------------------------------------------------------------------------------

MR. MARK PASQUERILLA

As you know we worked with Wachovia and we had an exhaustive process but at a certain point we chose to work with Penn REIT and we have been working with them for a long time. As probably this has not been the best kept secret in the world in the overall marketplace as you are aware.

================================================================================

--------------------------------------------------------------------------------

THE CALLER

As far as the accretion, you guys are anticipating, this is Penn REIT now and the deal, how much is being evolved from cost cuts at Crown versus how much for accretion from earnings and the debt, etcetera, refinancing the debt, etcetera?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

Let's talk about concepts. There's a significant amount of cost involved in this transaction and ultimately financing those cost is a burden against earnings. Against that burden on earnings, you do have the benefit of some synergies. It is our expectation that we will have approximately $5 million worth of synergies. I should point out to you that the mark to market adjustment to this debt is a significant contributor to the 64 cents. The other thing that was mentioned by some of the other folks earlier that you should keep in context is that we have not included in the 2004 numbers a pro forma offering -- honestly there are many, many variables that would determine how that offering would, if we were able to complete it, would turn out.

So you see a number here that is based on a level of leverage that is higher than the one we'd like to see for the company in the long-term. So when looking at the 2004 number I think you have to keep both of those things in mind.

--------------------------------------------------------------------------------

THE CALLER

That's all my questions, thanks.

--------------------------------------------------------------------------------

THE OPERATOR

David Shulman, Lehman Brothers.

--------------------------------------------------------------------------------

THE CALLER

There's a footnote on page 6 of your handout, identifying $66.5 million of transaction costs by the Company on a line of credit. Is that $66.5 million, is that associated both with the Rouse and the Crown transaction and I assume those costs will be capitalized?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

Some of those costs get capitalized. Some of those costs will end up being expensed. As I mentioned earlier the merger integration costs that we'll see during the balance of this year are part of that cost structure.

--------------------------------------------------------------------------------

THE CALLER

The merger integration costs are $66.5?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

Right, they are included in that number. In that number are the seller's costs, including banking, legal, accounting, filing etcetera, due diligence, the buyers costs, which are similar.

--------------------------------------------------------------------------------

THE CALLER

All of that will be outlined in the S4 I assume.

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

Yes, we have a very granular schedule of these numbers that will be shared with you at the appropriate time.

--------------------------------------------------------------------------------

THE CALLER

Thank you.

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                                                                              13

--------------------------------------------------------------------------------

THE OPERATOR

Jim Sullivan, Prudential Securities.

--------------------------------------------------------------------------------

THE CALLER

Question regarding the '04 guidance. Can you tell us what percentage of the 2004 NOI is expected to come from the 6 non core assets?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

In answer to your question is I can, but I'm being advised that that would not be something we can discuss on this conference call.

--------------------------------------------------------------------------------

THE CALLER

Second question related to this, to the non core assets, you indicated you intend to reposition and then dispose of those assets. Can you give us an indication of what the requisite capex would be to reposition the assets and when your assumed Cap rate post reposition on disposition would be?

--------------------------------------------------------------------------------

MR. RONALD RUBIN

I think that it is premature for us to have that discussion because our people really haven't had a chance to work those assets and determine what the opportunities are there. So we can't make an estimate at this point on what the capex requirements would be until we know what the potential opportunities are to retenant and possibly make some major changes to those assets. It isn't our intention to make those decisions until we have had a chance to really work those assets, talk about our concepts for those particular assets and see whether we can execute on those concepts.

--------------------------------------------------------------------------------

THE CALLER

Okay. The land parcel transfer for the office building in Johnstown. It was noted the 92 acres are adjacent to 3 of the malls in the portfolio. Can you tell us which malls they are, what your indicated valuation was for the land parcels and whether the '04 guidance assumes any sales of those parcels?

--------------------------------------------------------------------------------

MR. TERRY STEVENS

The land parcels were next to Chambersburg Mall in Chambersburg, Pennsylvania, Lycoming Mall in Williamsport, and Viewmont Mall in Scranton. And the exchange is being based on independent third party appraisals on the land and the home office building.

--------------------------------------------------------------------------------

THE CALLER

Can you tell us what that valuation was?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

The land values were I think in the $6.5 million ranges, as I recall.

--------------------------------------------------------------------------------

THE CALLER

Does the '04 guidance assumes sales of any of those parcels?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

No.

================================================================================

--------------------------------------------------------------------------------

THE CALLER

Also on the '04 guidance, can you give us an indication of what the same-store NOI growth rate is that is assumed in that guidance?

--------------------------------------------------------------------------------

MR. JONATHAN WELLER

We're not providing that information at this time.

--------------------------------------------------------------------------------

THE CALLER

Final question for me. Or second to last. The 10.2 percent unleveraged NOI yield that was indicated in the press release, can you tell us, is that a GAAP or a cash yield and is it before or after providing for reserves and management fees?

--------------------------------------------------------------------------------

MR. JONATHAN WELLER

The cap rate is inclusive of management fees. I don't think we're in a position to say whether it's GAAP or not GAAP. But it is inclusive of the management fees that we assumed in our underwriting.

--------------------------------------------------------------------------------

THE CALLER

Finally, again I guess I noted in the press release that the Company will retain operating offices in Johnstown. Presumably there's going to be some kind of lease that has been negotiated as part of a transfer leaseback. Can you tell us how many square feet in Johnstown will be leased by the resulting entity?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

In the course of the next few months as we work out our transition team and determine exactly who from within the Crown staff is going to stay with the company, we will be making the calls as to the size of space that we need and whatever arrangements need to be made between PREIT and the entity which will own the office building. So we view that as something that is premature to try to make that call for today.

--------------------------------------------------------------------------------

THE CALLER

Thank you.

--------------------------------------------------------------------------------

THE OPERATOR

Peter Sirus (phonetic), Guerrilla Capital.

--------------------------------------------------------------------------------

THE CALLER

Congratulations. I actually have a comment not a question. As the lead director of Crown, I just want to say that in answer to somebody's question earlier that one of the things that most attracted me to this particular transaction is the extraordinary development capabilities that PREIT has and I think that with the ability to redevelop things and PREIT's contacts with people in the strip business, that there are long-term, a lot of very interesting opportunities for the retenanting of the Crown malls, so first I wanted to make that comment and I also wanted to congratulate everybody.

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

Thank you, Peter.

--------------------------------------------------------------------------------

THE OPERATOR

David Taylor, David P. Taylor & Co.

--------------------------------------------------------------------------------

THE CALLER

I have a couple of questions about dividends. First off, most of Crown's dividends in the last several years have been return of capital. What is your view - in broad parameters, I realize it's a little early, on the taxable nature of the PREIT dividends going forward?

================================================================================

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

We've done a preliminary study and our indication -- our indication that it is likely to be a taxable dividend.

--------------------------------------------------------------------------------

THE CALLER

Close to 100 percent?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

I can't give you an exact number.

--------------------------------------------------------------------------------

THE CALLER

I'm not looking for an exact number, how about proportion?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

I can't give you any more information than that. It is likely to be a taxable dividend.

--------------------------------------------------------------------------------

THE CALLER

Would it be fair to say it would be largely a taxable dividend?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

It wouldn't be fair to say any more than what I just said. That is why I think we're limiting to -- we've done a preliminary study and our study shows that it is generally taxable.

--------------------------------------------------------------------------------

THE CALLER

I come into this call as a Crown shareholder rather than a PREIT shareholder. What is PREIT's dividends proportions been in recent years?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

Our dividend has generally been a taxable dividend. Occasionally we have given some capital gains, but generally it has been a taxable dividend.

--------------------------------------------------------------------------------

THE CALLER

This question looks both back and forward as it has to do with dividend growth. What sort of dividend growth have you had over the last several years? I'm a babe in the woods as far as PREIT is concerned.

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

We've been very focused on growing our company. In order to get that growth, we've been focused on plowing our capital back first into development opportunities and then into redevelopment opportunities, with which over the last years we've had no shortage. So we have maintained a very conservative posture with the dividends and utilized that cash to put back into our projects. On a going forward basis, we have tried to use the company in the same way with a conservative dividend policy and taking advantage of the growth opportunities that we see in the portfolio.

--------------------------------------------------------------------------------

THE CALLER

Has there been any dividend growth in the last several years?

================================================================================

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

We raised the dividends from $1.88 to $2.04 and I think you can see in this morning's press release that it is our intention to raise it again to -- $2.16. Over the last 5 years, let's say that would be a 28 cent rise in the dividend over $1.88.

--------------------------------------------------------------------------------

THE CALLER

Over the last 5 years including this prospective dividend increase there would be 2 dividend increases.

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

So that would make it the last 6 years.

--------------------------------------------------------------------------------

THE CALLER

Over 6 years -- you have not been increasing it annually.

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

We don't have a policy of increasing the dividend annually. We have the somewhat high-class problem of having numerous new development prospects and redevelopment opportunities where we have been placing a significant amount of our available capital.

--------------------------------------------------------------------------------

MR. MARK PASQUERILLA

I just want to say, I think we have been proud of our own independent dividend growth. But I think in looking at the combined companies, we see great opportunities to enhance shareholder value both through potential future dividend growth and also just potential growth in earnings that the new company can generate. We believe -- I personally believe at Crown that it is very important today in our sector that companies have accelerated external growth and we believe this venue is going to create that platform for the new company to have accelerated growth and I believe over time there is a potential for higher dividends as we maintain that growth.

--------------------------------------------------------------------------------

THE CALLER

Thank you.

--------------------------------------------------------------------------------

THE OPERATOR

Diane Wade, ING Clarion.

--------------------------------------------------------------------------------

THE CALLER

It is Ken Campbell. Diane's with me here. On the approval process, it is not clear to me, is it a majority approval by shareholders or is it two-thirds or what?

--------------------------------------------------------------------------------

MR. BRUCE GOLDMAN

For PREIT, it's a majority of the participating shareholders.

--------------------------------------------------------------------------------

THE CALLER

For Crown?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

I think we're the same, we're a majority. Both are majority.

--------------------------------------------------------------------------------

THE CALLER

A majority?

================================================================================

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

Yes.

--------------------------------------------------------------------------------

THE CALLER

On the Crown side, does the prefs have any vote in this transaction?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

Only if they have a share.

--------------------------------------------------------------------------------

THE CALLER

The prefs have no veto rights?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

Oh, the prefs.

--------------------------------------------------------------------------------

THE CALLER

Yes, the Crown prefs.

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

We thought you said press. The preferred shareholders do not vote Ken.

--------------------------------------------------------------------------------

THE CALLER

Fine thank you. On the special-purpose entity, one, what is the legal form of that? Is it a liquidating trust? Is it a JV? How is it going to be styled legally?

--------------------------------------------------------------------------------

MR. BRUCE GOLDMAN

The entity has not yet been created.

--------------------------------------------------------------------------------

THE CALLER

Okay. But you must have had the lawyers tell you something.

--------------------------------------------------------------------------------

MR. BRUCE GOLDMAN

We know that there are a huge array of options to the creation of those entities including those that you've identified.

--------------------------------------------------------------------------------

THE CALLER

Okay. I have the non-core properties as Schuylkill, Uniontown, Bradley Square, Mount Berry, Shenango, and West Manchester. Is that correct?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

Yes.

--------------------------------------------------------------------------------

THE CALLER

For accounting purposes will the results from those 6 properties come into the income statement on a JV basis or will they just come in as consolidated -- I'm trying to understand how they get into your income statement.

================================================================================

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

They will be consolidated into the income statement. They will not be treated as assets held for sale or discontinued operations because of the fact that is a one year sales task and we're not in a position at this time having not gotten to work those assets to determine the point at which they will be right for liquidation. The reason that we're creating a separate entity has to do in the way in which we're going to restructure the financing of those assets to segregate them from the balance of the portfolio.

--------------------------------------------------------------------------------

THE CALLER

Okay and how many of those 6 are in the REMIC?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

There are 2 of the 6 that are currently in the REMIC, it's going to be our intention to substitute other assets into the REMIC and attempt to remove those 2.

--------------------------------------------------------------------------------

THE CALLER

And those 2 are what?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

Uniontown and West Manchester.

--------------------------------------------------------------------------------

THE CALLER

And you will substitute.

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

It will be our intention to substitute. At that point the GE line of credit is secured by a group of assets, so it is also our intention to payoff that financing. When we payoff that financing, it will freeup those assets and then we'll move those assets around. Our ultimate intention is to create a pool of unsecured -- I'm sorry, non-recourse debt that will sit on its own assets (indiscernible).

--------------------------------------------------------------------------------

THE CALLER

My understanding is it is very difficult to accept substitute assets and you may be required to defease. Are you prepared to defease?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

So far we're going down a road toward substitution. It is difficult but it is our intent to pursue that.

--------------------------------------------------------------------------------

THE CALLER

Okay. And fee income is not an item here. When you create this entity do you gain fee income from managing it or how is that working?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

It is not going to be treated as a discontinued operation. It will be consolidated so this fee income is not really our priority.

--------------------------------------------------------------------------------

THE CALLER

Thank you.

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                                                                              19

--------------------------------------------------------------------------------

THE OPERATOR

Greg Andrews, Green Street.

--------------------------------------------------------------------------------

THE CALLER

In terms of the overall cap rate on the transaction being a 10.2, can you describe what the cap rate was for the fixed assets going into the special-purpose entity the versus the remaining 20?

--------------------------------------------------------------------------------

MR. JONATHAN WELLER

On our web site you'll see that we have a 12.8 percent cap rate on those fixed assets which results in a 9.9 percent overall cap rate on the 20 remaining assets.

--------------------------------------------------------------------------------

THE CALLER

Thanks. And then is there any lockup on units that Crown Investments or Mark Pasquerilla is receiving and if so, what period of time is that?

--------------------------------------------------------------------------------

MR. JONATHAN WELLER

Again, Greg, I think we have some information on that on the Web sites. There are periods of time in which Mark has the right to sell shares and rather than repeating it, I would call your attention to page 17 on the web site presentation.

--------------------------------------------------------------------------------

THE CALLER

Yes, thanks, being on the West Coast we haven't had the chance to see that.

--------------------------------------------------------------------------------

THE OPERATOR

Alan Metroni (phonetic) Copper Beach.

--------------------------------------------------------------------------------

THE CALLER

Good deal. Just to be clear, the debt costs that you're going to be accruing that you put in the release under capital structure, the 7 cents a quarter, and then the 29 cents for calendar '04, these are non-cash costs?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

The way the debt transaction works is as follows. You take the individual pieces and then you mark them to markets and you say what those cash flows would be worth in today's interest environment. It is equivalent to having - to the company taking on debt with a price over 100 so it results in a debt premium. The amortization of that premium is effectively a subtraction from current interest income - I mean interest expense, so it lowers the interest expense that one would see on the income statement to reflect a higher debt balance and a lower current interest rate reflective of what position you would be in were you to go and refinance those assets in the current marketplace.

Then that premium is amortized over the life of the debt, so each individual debt will have its own amortization schedule of the resultant debt premium and the aggregate of that amount in the fourth-quarter is 7 cents but our assumption is that we will close day one of the fourth-quarter and next year is 29 cents.

--------------------------------------------------------------------------------

THE CALLER

So in essence, if you refinance at a better cost, the 29 cents should go away and should be reflected into your CFF0 numbers?

--------------------------------------------------------------------------------

MR. EDWARD GLICKMAN

No, actually it's exactly opposite. If we were to refinance in today's marketplace and were all the debt premium were to go away, the debt that we would take on would look exactly like the balance sheet will look that we're going to present, that's the whole purpose of the mark to market.

================================================================================

--------------------------------------------------------------------------------

THE CALLER

I understand that, that's fair. Could you give us an update on how business is?

--------------------------------------------------------------------------------

MR. MARK PASQUERILLA

I can speak for our portfolio. You're going to be hearing from that at our 5 o'clock but we're very pleased with how business is going. We're looking forward to our industry convention next week and we were actually in a rare situation able to grow occupancy in the portfolio in the first quarter so we're pleased with that. We just signed our first Kohl's lease and we're very bullish on this and I'm anxious to get to Las Vegas with the combined company and we think we can do great things together.

--------------------------------------------------------------------------------

MR. JONATHAN WELLER

At Penn REIT, we have an earnings release that is out there and we know we've inundated you with a lot of information today and we'll be talking more specifically about the earnings at 1 o'clock today. But we had a good quarter. Business is going well. Our FFO is up by 8.4 percent. Same-store retail NOI was up by 4 percent. So we're pleased with where we are going into this very important transaction.

--------------------------------------------------------------------------------

THE CALLER

Do you expect to be coming around to be able to talk more about this deal in the next few weeks to New York and the West Coast, those details come out?

--------------------------------------------------------------------------------

MR. JONATHAN WELLER

We will be at the ICSC convention and you can call us with TSN. We will be at the NAREIT conference - institutional investor conference, which I think is the first week of June in New York, so we will look forward to seeing you at one of those places.

--------------------------------------------------------------------------------

THE CALLER

Thank you, congratulations.

--------------------------------------------------------------------------------

THE OPERATOR

Diane Drapkin (phonetic) Gardner Capital.

--------------------------------------------------------------------------------

THE CALLER

I have two quick questions. If the transaction closes in the middle of the quarter, do you expect to pay the pro rated dividends. And that's a question for Crown. And my second question is Hart Scott (phonetic) required to close the merger?

--------------------------------------------------------------------------------

MR. BRUCE GOLDMAN

At this stage we don't think Hart Scott will be applicable but obviously we will make the requisite analyses and filings to ensure that's correct.

--------------------------------------------------------------------------------

THE CALLER

Okay.

--------------------------------------------------------------------------------

MR. BRUCE GOLDMAN

At this point in time we don't believe that Hart Scott (phonetic) is applicable but we'll complete the necessary analyses and make the requisite filings as required.

================================================================================

--------------------------------------------------------------------------------

THE CALLER

And my first question?

--------------------------------------------------------------------------------

COMPANY REPRESENTATIVE

On the dividend, the intent would be that the first new dividend of the combined company would be a dividend paid in December. That is based on the assumption that we would have a closing on or about the end of September. Obviously if the timing is changed we would have to boost up for any extended period time, the Crown dividend would continue on a regular quarterly basis. It would be the intent that the regular quarterly dividend stream should be preserved through the closing of this transaction.

--------------------------------------------------------------------------------

THE OPERATOR

Gentlemen, do you have any closing comments for today?

--------------------------------------------------------------------------------

MR. RONALD RUBIN

We just want to thank all the people who participated in this call. We're sure that going forward you'll have more questions and we're available to answer your questions at any time. Again let me just say that we are all very excited about this opportunity. We think the shareholders will benefit from this merger and clearly those of us -- Mark and myself are very pleased that we have been able to come to this point in our transaction where we're able to announce it publicly. So thank you very much again and goodbye.

--------------------------------------------------------------------------------

THE OPERATOR

Thank you for your participation. That does conclude this morning's teleconferencing. You may disconnect your lines at this time and have a great day. (CONFERENCE CALL CONCLUDED)

--------------------------------------------------------------------------------


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                                                                              22